UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      August 29, 2006

Mr. Gerald J. Malys
Chief Financial Officer
Apex Silver Mines Corporation
1700 Lincoln Street, Suite 3050
Denver, Colorado 80203



      Re:	Apex Silver Mines Limited
		Registration Statement on Form S-3
      Filed June 9, 2006
		File No. 333-134912

			Form 10-K for the Fiscal Year Ended December 31,
2005
			Filed March 31, 2006
			File No. 001-13627

			Form 10-Q for the Fiscal Quarter Ended March 31,
2006
			Filed May 9, 2006
			File No. 1-13627

Dear Mr. Malys:

      We have reviewed your response letter dated August 10, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. Please file an amendment to your Form 10-K to include the revised auditors` report that you reference in response to prior comment 2, covering the inception-to-date information; and to expand the disclosure of your Note 1 in response to prior comment 4, regarding your inception date and the accounting for your recapitalization.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-10

f. Mining properties, exploration and development costs, page F -
11

2. We note your response to prior comment 5 and proposed additional disclosure for future filings stating that in accordance with EITF 04-3, you include any value beyond proven and probable (VBPP) reserves when allocating mineral property acquisition costs. Please include this additional disclosure in your Form 10-K amendment, further modified to clarify how you allocate such VBPP between the mineral property acquisition costs that you capitalize and the acquisition costs of "unevaluated" mineral properties that you expense. Please contact us by telephone to discuss.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Reserves, page 9

3. Please amend the filing, as proposed in your draft response to prior comment 10, concerning the disclosure of the proven and probable reserves, although combining the two tables and differentiating between the oxide and sulfide ores as subsets of the categories within your table of proven and probable reserves.

Exploration, page 11

4. Your responses to prior comments 11 and 12 indicate that the requested disclosure was not necessary, as these properties were not material or of major significance. Please revise your filing to include a statement to that effect along with any references to those properties; your view on their relative significance should be clear.


Exhibit 23.2

5. Please include the revised consent of Mine Reserves Associates, Inc, as described in your response to prior comment 13.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Direct your questions relating to the engineering comments to George
Schuler, Mining Engineer, at (202) 551- 3718.  Please contact
Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.
      					Sincerely,


      					H. Roger Schwall
      Assistant Director

cc: 	VIA FACSIMILE
      Deborah Friedman
      Davis Graham & Stubbs LLP
      (303) 893-1379
Mr. Gerald J. Malys
Apex Silver Mines Limited
August 29, 2006
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